

Mail Stop 3561

August 3, 2016

Donald Tremblay
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station M
Calgary, Alberta, Canada, T2P 2M1

> **Re:** **TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Response Dated July 25, 2016**
> **File No. 1-15214**

Dear Mr. Tremblay:

We have reviewed your July 25, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comment. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2016 letter.

Asset Impairment Charges and Reversals, page F32

We reviewed your response to comment 3 and have the following comment:

- You state that it is possible for you to allocate a recoverable amount for each plant within the Alberta Merchant CGU. Please explain to us how you project volumes, costs and cash flows for each plant when preparing budgets.

- Please explain in more detail why the AWEM's indifference to whether the megawatt hour of energy is generated from a wind, hydro or coal plant supports the interdependence of cash inflows among your plants. In this regard, it appears there is an active market for the output of each of the plants individually.

- As you are able to estimate the recoverable amount for each plant, please explain how you considered the guidance in IAS 39 paragraph 66 which states "if it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the cash-generating unit to which the asset belongs (the asset's cash-generating unit)."

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products